UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours
per response 2.50

SEC FILE NUMBER
001-11263

CUSIP NUMBER
NOTIFICATION OF LATE FILING
     (CHECK ONE) ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Exide Technologies

Full Name of Registrant

Former Name if Applicable
13000 Deerfield Parkway, Building 200

Address of Principal Executive Office (Street and Number)
Alpharetta, GA 30004

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
This Company has been unable to complete its financial statements required for the timely filing of its annual report on Form 10-K for the year ended March 31, 2006 without unreasonable cost and effort due in part to the fact that there was a late identification of out of period deferred tax benefits. Among other items, the identification of out of period deferred tax benefits has also impacted the timing of the completion of the Company’s final assessment of its internal control over financial reporting under the Sarbanes Oxley Act and consequently its auditor’s report thereon could not be completed. When filed, such Form 10-K will contain a going concern modification in its audit opinion due to the Company's history of losses and negative cash flow and due to the lack of assurance regarding future covenant compliance with its credit agreement.
Management of the Company is completing its required assessment of Internal control over financial reporting. While management has not yet completed its assessment of the Company’s internal control over financial reporting, management has concluded, as of the date of this filing, that a material weakness existed as of March 31, 2006. The material weakness is described in the following paragraph. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
The Company did not maintain effective controls over the accounting for income taxes. Specifically, the Company did not have controls over the period-end accounting for income taxes. Specifically, the Company’s processes, procedures and controls related to the preparation and review of the quarterly and annual tax provisions were not adequate to ensure that the deferred tax provision and deferred tax asset and liability balances were accurate and determined in accordance with generally accepted accounting principles. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the tax provision and deferred tax asset and liability balances that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
As a result of the existence of the material weakness identified above, the Company’s management will conclude that as of March 31, 2006, the Company’s internal control over financial reporting was not effective based upon the criteria in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO). Also, as a result of the existence of the material weakness, the Company’s management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of March 31, 2006. Because management’s required assessment of internal control over financial reporting is not complete, it is possible that the Company will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute a material weakness.
The Form 10-K will also disclose that the Company’s liquidity position is constrained, that the Company has an operational plan intended to provide adequate liquidity to fund its operations (including reductions in planned capital expenditures and restructuring activities), and that, to increase liquidity, the Company continues to explore strategic alternatives including the potential sale of its Industrial Energy Europe and Rest of World division or the raising of additional capital.
(Attach Extra Sheets if Needed)
PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Francis M. Corby Jr.	(678)	566-9000

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☑ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☑ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates it will ultimately report a significantly reduced net loss for the year ended March 31, 2006 when compared to the Successor Company results for the period May 6, 2004 through March 31, 2005. This is principally due to a goodwill impairment charge of $389.5 million offset somewhat by a $54 million gain from the mark-to-market of the Company’s warrants’ liabilities in the Successor Company’s prior period. In the current year the Company had higher sales resulting in an increased gross margin of approximately $30 million, driven through increased volume and offset by the inability to recover through pricing, continuing higher costs (including lead) of raw materials, fuel and utilities. Additionally, the Company incurred higher interest costs of approximately $26 million and recorded a liability of $23.8 million resulting from a court order adopting an agreement and joint resolution extending and modifying payments of a pre-existing fine imposed against one of the Company’s subsidiaries.

The above description excludes the period April 1, 2004 through May 5, 2004 (Predecessor Company), which reflect the gain discharge of liabilities subject to compromise and fresh start accounting adjustments as a result of the Company exiting Chapter 11.
Exide Technologies

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : June 15, 2006	By:	Francis M. Corby Jr.
Executive Vice President and
Chief Financial Officer